EXHIBIT 99.1

Date: March 4, 2016	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com
To: All Canadian Securities Regulatory Authorities Toronto Stock Exchange New York Stock Exchange Securities and Exchange Commission
Subject: TRANSCANADA CORPORATION
Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type:	Annual & Special Meeting
Record Date for Notice of Meeting :	March 14, 2016
Record Date for Voting (if applicable) :	March 14, 2016
Beneficial Ownership Determination Date :	March 14, 2016
Meeting Date :	April 29, 2016
Meeting Location (if available) :	Calgary, AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders:	No
NAA for Registered Holders:	Yes
Registered Holders Stratification Criteria:	N/A
Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	89353D107	CA89353D1078
Sincerely, Computershare Agent for TRANSCANADA CORPORATION